UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

TScan Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

89854M101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89854M101	SCHEDULE 13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Bessemer Venture Partners IX L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 691,505
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 691,505
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,505
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 18,624,902 shares of voting common stock issued and outstanding as of November 5, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 89854M101	SCHEDULE 13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Bessemer Venture Partners IX Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 554,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 554,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%(1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 89854M101	SCHEDULE 13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Deer IX & Co. L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,245,505
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,245,505
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,505
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%(1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 89854M101	SCHEDULE 13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Deer IX & Co. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,245,505
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,245,505
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,505
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%(1)
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 89854M101	SCHEDULE 13G	Page 6 of 9 Pages

Item 1. Issuer

(a)	Name of Issuer:

TScan Therapeutics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

830 Winter Street

Waltham, Massachusetts 02451

Item 2(a). Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Common Stock, par value $0.0001 per share (the “Shares”), directly owned by Bessemer Venture Partners IX L.P. (“BVP IX”) and Bessemer Venture Partners IX Institutional L.P. (“BVP IX Institutional” and together with BVP IX, the “Funds”).

(a)	Deer IX & Co. Ltd. (“Deer IX Ltd”), the general partner of Deer IX & Co. L.P. (“Deer IX LP”);

(b)	Deer IX LP, the sole general partner of each of the Funds;

(c)	BVP IX, which directly owns 691,505 Shares; and

(d)	BVP IX Institutional, which directly owns 554,000 Shares.

Deer IX Ltd, Deer IX LP, BVP IX and BVP IX Institutional are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583

Item 2(c). Citizenship:

Deer IX Ltd— Cayman Islands

Deer IX LP — Cayman Islands

BVP IX — Cayman Islands

BVP IX Institutional — Cayman Islands

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e). CUSIP Number:

89854M101

Item 3. Not Applicable.

CUSIP No. 89854M101	SCHEDULE 13G	Page 7 of 9 Pages

Item 4.

Ownership.

For	Deer IX Ltd:

(a)	Amount beneficially owned: 1,245,505 Shares

(b)	Percent of class: 6.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: --1,245,505 —

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: --1,245,505 —

(iv)	Shared power to dispose or to direct the disposition of: --0--

For Deer IX LP:

(a)	Amount beneficially owned: 1,245,505 Shares

(b)	Percent of class: 6.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: --1,245,505 —

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: --1,245,505 —

(iv)	Shared power to dispose or to direct the disposition of: --0--

For BVP IX:

(a)	Amount beneficially owned: 691,505 Shares

(b)	Percent of class: 3.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: --691,505--

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: --691,505--

(iv)	Shared power to dispose or to direct the disposition of: --0--

For BVP IX Institutional:

(a)	Amount beneficially owned: 554,000 Shares

(b)	Percent of class: 3.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: — 554,000 —

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: — 554,000 —

(iv)	Shared power to dispose or to direct the disposition of: --0—

CUSIP No. 89854M101	SCHEDULE 13G	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of Deer IX LP, which in turn is the general partner of the Funds, Deer IX Ltd may be deemed to beneficially own all 1,245,505 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Exhibit 2 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No. 89854M101	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

DEER IX & CO. LTD.

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER IX & CO. L.P.

By: Deer IX & Co. Ltd, its General Partner

By: /s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS IX L.P.

BESSEMER VENTURE PARTNERS IX INSTITUTIONAL L.P.

By: Deer IX & Co. L.P., its General Partner

By: Deer IX & Co., Ltd., its General Partner

By: /s/ Scott Ring
Name: Scott Ring
Title: General Counsel